Exhibit 10.4

August 3, 2005

Carol Yochem

1208 Nichol Lane

Nashville, Tennessee 37205

Dear Carol:

I am pleased to extend to you an offer of employment for the position of Manager, Wealth Management. The position will be located in Raleigh, North Carolina and will report directly to me. As discussed, a starting date is anticipated to be on or before September 19, 2005. Following are the specifics of this offer as discussed by phone:

Base Salary:

$38,333.34 per month ($460,000.00 annualized)

Corporate Title:

Executive Vice President, subject to approval by the Board of Directors at the first meeting immediately following your effective date of employment

Guaranteed Bonus:

On your date of hire, the Bank will pay to you a guaranteed bonus in the amount of $135,000.00. Assuming your continued employment, the Bank will pay to you a bonus of $135,000.00 on your one-year employment anniversary. These bonus payments made to you will be subject to all deductions and withholdings as required by law. All payments will be made within thirty days following the designated payment dates.

Country Club Membership and Luncheon Club Membership:

The Bank will provide you with reasonable memberships and will adjust your base pay accordingly to cover monthly dues.

Employee Consultation, Post-Retirement Non-Competition and Death Benefit Agreement:

Following your date of hire, the Bank will provide to you for execution an Employee Consultation, Post-Retirement Non-Competition and Death Benefit Agreement that provides a monthly benefit payment, beginning with your retirement at age 65 or as otherwise agreed by you and the Bank, equal to 30% of the base salary stated in the Agreement payable to you, or, on your death before payment to, your named beneficiary, over a maximum 10-year period. This benefit is subject to the approval by the Board of Directors at the first meeting immediately following your effective date of employment. You have previously been provided a copy which is substantially as the Agreement will be; however, the Agreement will be subject to change to comply with the new Internal Revenue Service Deferred Compensation rules.

Severance Benefit:

If your position with the Bank is eliminated, your employment with the Bank is terminated at any time by the Bank for any reason other than for “cause,” or a “termination event” (as defined below) occurs, the Bank will pay to you severance in an amount equal to:

Employment Year	Benefit Amount
Year 1	Three times your annual base salary rate in effect on the date paid
Year 2	Two times your annual base salary rate in effect on the date paid
Year 3 and thereafter	One times your annual base salary rate in effect on the date paid

This severance payment will be made as a lump sum and within thirty (30) days of the effective date of your termination. Any severance payments made to you will be subject to all deductions and withholdings as required by law.

For purposes of this letter, the Bank shall have “cause” to terminate your employment upon a determination by the Bank, in good faith, that you have violated in any material respect any of the terms of the Bank’s Code of Ethics or other policies and procedures, failed in any material respect to perform or discharge the duties or responsibilities of your position, or engaged in conduct involving moral turpitude, willful misconduct, or conduct which is detrimental in any material respect to the standing, reputation, or business prospects of the Bank or which likely will have a material adverse effect on the Bank’s business or reputation.

For purposes of this letter, a “termination event” shall be deemed to have occurred if, without your express written consent (1) your base salary rate is reduced below the annual rate set forth in this letter, (2) your life insurance, medical or hospitalization insurance, disability insurance or similar plans or benefits (including any retirement plan) provided to you by the Bank are reduced in their level, scope or coverage, or any such insurance, plans or benefits are eliminated without being replaced with substantially similar plans or benefits, unless such reduction or elimination applies proportionately to all salaried employees of the Bank who participated in such plans or benefits, (3) you are transferred to a job location which is more than 30 miles (by most direct highway route) from your principal work location, or (4) your employment is changed in any material respect such that you no longer serve in the position of Manager, Wealth Management or in a position with similar duties.

Relocation:

The Bank will gross up taxable relocation expenses paid directly to you or on your behalf to a third party.

Relocation Bonus:

The Bank will pay to you a net amount of $10,000.00 as a relocation bonus, payable on or soon after your first date of employment.

Movement of Household Goods:

We will provide packing and moving of your household goods from Nashville, Tennessee to the Raleigh, North Carolina area. This benefit must be exercised and processed within one year of the start date in your new position. After your acceptance, your Relocation Coordinator, Pamela Sutterfield, will contact you to coordinate the details.

Closing Costs:

Current Residence — We will provide the option for the Bank to purchase your home through Carolina Relocation Group (CRG), subject to the normal terms with CRG. Should you choose to sell your home without CRG assistance, we will pay realtor fees (up to 6% of the sales price) on the sale of your home in Nashville. This benefit must be exercised and processed within one year of your start date in the new position.

New Residence — We will provide reimbursement of reasonable and customary closing costs associated with the purchase of your new home in the Raleigh area. These costs include application fee, loan origination fee, attorney fee, title search, termite inspection, appraisal and credit report. Excluded are interest, discount points and escrow items such as insurance premiums and property tax. This benefit must be exercised and processed within one year of start date in your new position.

House Hunting Trip:

We will provide two house hunting trips to include reasonable and customary expenses for lodging, transportation and meals for you and your family.

Temporary Housing:

We will provide up to ninety (90) days of temporary housing in the Raleigh area.

Temporary Storage:

We will provide up to ninety (90) days of temporary household storage.

Limitations on Severance Payments: Tax Law/Regulatory Limitations

Although at present the Bank believes the severance payments proposed in this letter comply with all applicable authority, the Bank cannot make any severance payment which it reasonably determines would violate any applicable law, rule, regulation, order, or policy statement issued by any authority having jurisdiction over the Bank at the time of payment. Any severance payments provided for in this letter must be reduced to such an amount; or, if necessary, eliminated altogether, so that they do not cause one of the results described herein.

You will be eligible to participate in Medical, Vision, Dental, Life Insurance, Accidental Death and Dismemberment Insurance, Long Term Disability and Short Term Disability benefits on the first of the month following a full calendar month of employment. You will also be eligible to participate in the Capital Accumulation Plan [401(k) plan] on the first of the month following your first full calendar month of employment. Eligibility to receive employer matching contributions in this plan will begin after twelve (12) months of employment in which you work at least 1,000 hours during the course of the twelve-month period. You will also become a participant in the Defined Benefit Plan. Your participation in the Plan will begin on January 1 of the first year in which you work at least 1,000 hours. This Plan fully vests after completing five years employment in which you work at least 1,000 hours in each of those years.

You will be eligible for the Paid Time Off (PTO) program effective the first of the month following a full month of employment. During 2005, you will accrue sixteen (16) hours per month. You may take any or all of the 2005 forecasted account of hours at any time during 2005 after the effective date as a participant. Assuming a start date of September 19, 2005, your 2005 PTO account would be 48 hours.

If you voluntarily leave First Citizens Bank within 24 months of your start date, you will be responsible for refunding to First Citizens Bank, on a pro rata basis, the relocation expenses paid directly to you (but not the relocation bonus). The refundable amount must be reimbursed on or before your last day of employment.

Please be aware that on your first date of employment, you will be required to execute a Dual Employment Agreement between First Citizens Bank and First Citizens Investor Services, Inc. This Agreement will allow you to perform such duties for First Citizens Bank as may be assigned, and to perform such duties for First Citizens Investor Services as customarily are performed by one holding the position of a registered representative in a retail securities brokerage firm.

This offer is contingent upon our receipt of satisfactory references, background check, including fingerprinting, and a negative drug test. You will need to contact Strategic Staffing at (919)716-7177 within 24 hours of your acceptance to schedule your pre-employment activities.

If you have questions regarding this offer, you may contact Lou Davis at (919)716-2541 or me at (919)716-7215. Please indicate your acceptance of our offer by signing and dating this offer letter, and return it to me in the self addressed stamped envelope provided by August 5, 2005. A copy of this offer letter is provided for your records.

I look forward to hearing from you, Carol.

Sincerely,

James B. Hyler, Jr.

Vice Chairman

First Citizens Bank

cc: Lou J. Davis

Acceptance Acknowledgement:

I have read and hereby accept the terms of this offer of employment.

/S/ CAROL YOCHEM
Carol Yochem	Date